NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

December 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Madeline Mateo
Christian Windsor

Re:	Netcapital Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 30, 2023
File No. 333-275210

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Netcapital Inc., a Utah corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 12, 2023 (the “Comment Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-275210) (the “Registration Statement”) filed on November 15, 2023.

As a preliminary matter, while the prior amended Registration Statement filing contemplated that the Company through its officers and directors would undertake the offering on a best-efforts basis, the Company has been able to reach an agreement under which the offering is now to be undertaken with a placement agent on a reasonable best-efforts basis. We are filing Amendment No. 3 to Registration Statement (the “Amendment”) concurrently with this letter, which Amendment reflects the inclusion of the placement agent and appropriate changes in this regard have been made throughout.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. As stated in our responses, the Amendment addresses the comments in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment.

Amendment No. 1 to Form S-1 filed November 15, 2023

Cover Page

1.	We note your response to prior comment 2. Please describe on the cover page your arrangements to place the funds in an escrow, trust, or similar account, or if you have not made these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Risk Factors

Risks Related to Our Need for Additional Capital, page 13

2.	We note that this offering has gone from a firm commitment, to a best efforts offering with a placement agent, to an offering where selling efforts will be conducted by your officers and directors. Add a risk factor to clarify that the present offering may not raise the full amount registered. If you are not able to sell a significant portion of the shares registered, an investor in this offering may purchase shares in a company that remains under capitalized

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Use of Proceeds, page 27

3.	Given that this is a best efforts, no minimum offering, please revise your Use of Proceeds section to show the impact of receiving proceeds at varying levels., e.g. 25%, 50%, 75% and 100% of the securities being sold.

Response: In response to the Staff comment, the requested disclosure has been included in the Amendment.

Plan of Distribution, page 66

4.	We note your disclosure that this is a best efforts offering conducted by your officers and directors. Please revise your Plan of Distribution to clarify whether these officers and directors are registered broker-dealers under Section 15 of the Exchange Act or, if not, whether you intend to rely on Rule 3a4-1 of the Exchange Act. Your response should include a supplemental analysis of the basis for your reliance demonstrating how these officers and directors will maintain the safe harbor, if applicable.

Response: Please be advised that H.C. Wainwright & Co., LLC has been engaged as the Company’s placement agent and will be conducting the offering on a reasonable best-efforts basis, which has been disclosed throughout the Amendment.

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If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Netcapital Inc.

By:	/s/ Martin Kay
Martin Kay, Chief Executive Officer

cc:	Richard Friedman, Esq.

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